November 23, 2009

Mail Stop 3010

Mr. Masafumi Nakada
Senior Managing Director and Chief Financial Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Re: Nomura Holdings, Inc.
Form 20-F for the fiscal year ended March 31, 2009
Filed June 30, 2009
File No. 001-15270

Dear Mr. Nakada:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief